Exhibit 4.60

Please note that this is a convenience translation of the German Credit Facility Agreement only. In case of any discrepancies, the German version prevails.
Bank's reference no.: 7993260522 / 4000006108 / 5464ts
Credit Facility Agreement
OBAST Bunkering & Trading GmbH Dalwitzhofer Weg 22 a 18055 Rostock

- hereinafter referred to as the "Borrower" -

receives from	HSH Nordbank AG Gerhart-Hauptmann-Platz 50 20095 Hamburg

VAT ID: DE 813 725 193
- hereinafter referred to as the "Bank"-

under this agreement of 20.04.2017 (agreement date)
a Credit Facility in the maximum amount of
USD 25,000,000.00

(in words: US Dollar twenty-five million 00/100)

(VAT-exempt financial service)
for the purposes of financing German commercial business.
Drawdown options
The credit facility may be drawn down having due regard to the terms and conditions set forth in the other agreements as
-	an overdraft facility
-	a fixed interest rate loan (term of individual transactions of 1, 2 and/or 3 month(s), minimum amounts of USD 1,000,000.00 or EUR 1,000,000.00
-	a guarantee (also as a foreign currency guarantee)
-	letters of credit (term of individual transactions up to 12 months)
Unless otherwise stipulated below the terms and conditions of the drawdowns are separately agreed.
Restriction
The Bank may restrict the amounts drawn down under individual credit types, particularly where it has limited refinancing options.
Amounts drawn down under the overdraft facility in US dollar (USD)
The overdraft facility is made available on the foreign currency account with IBAN no.
DE46 2105 0000 1001 0451 13
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Credit Terms and Conditions
Borrowing rate on amounts drawn down under the overdraft facility in USD
An interest rate tied to the federal funds rate is payable for amounts drawn down under the overdraft facility in US dollar. The borrowing rate is calculated as the average determined on the 25th of each month of the federal funds rates published for the past 30/31 days plus an annual margin of 2.05 percentage points.
The borrowing rate shall be at least 2.05 % p.a. irrespective of the change in the federal funds rate quoted.
The current margin amount is based on the current rating of the Borrower. In the event of a change in the rating each party may request from the other party that the margin be adjusted. Following the conclusion of the negotiations regarding this, the new margin becomes effective from the following month.
Interest payments / account statement date
Interest on amounts drawn down under the overdraft facility in US dollar (USD) is invoiced and payable in arrears at each account statement date. The Bank prepares an account statement for the respective foreign currency account as at the end of a calendar month.
Amounts drawn down under the overdraft facility in EUR
The overdraft facility is made available on the foreign currency account with IBAN no.
DE89 2105 0000 1001 3591 31 - OBAST Bunkering & Trading GmbH
Borrowing rate applicable to amounts drawn down under the overdraft facility in EUR
An interest rate tied to the EONIA (Euro OverNight Index Average) overnight index is payable for amounts drawn down under the overdraft facility. The borrowing rate is calculated as the average determined on the 25th of each month of EONIA rates published for the past 30/31 days plus an annual margin of 1.85 percentage points.
The borrowing rate shall be at least 1.85 % p.a. irrespective of any change in the EONIA rates quoted.
The current margin amount is based on the current rating of the Borrower. In the event of a change in the rating each party may request from the other party that the margin be adjusted. Following the conclusion of the negotiations regarding this the new margin becomes effective from the following month.
Interest payments / account statement date
Interest on amounts drawn down under the overdraft facility in EUR is invoiced and payable in arrears on each account statement date. The Bank prepares an account statement for the respective foreign currency account as at the end of a calendar month.
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Amount drawn down in the form of a fixed interest rate loan denominated in USD
The loan may also be drawn down in the form of a fixed interest loan on a revolving basis in tranches of at least USD 1.000,000.00 to be charged against the maximum amount. The following provisions shall apply to these amounts drawn down:
-	The fixed interest rate loan is administered under a separate account number.
-	The Borrower must request each disbursement of a fixed interest loan from the Bank at least two banking days prior to the relevant disbursement date. The disbursement date must be a banking day.
-
The fixed borrowing rate is the LIBOR interest rate prevailing on the day the pricing is determined (two business days prior to the disbursement date) that is applicable for the term of 1, 2 and/or 3 month(s) and the USD currency (interest basis) plus an annual margin of 1.95 percentage points. The Bank will notify the Borrower of the fixed interest rate determined.

-	The borrowing rate shall be at least 1.95 % p.a. irrespective of any change in the interest basis.
-	Interest is calculated on the basis of a year of 360 days taking into account the exact number of calendar days (euro day count convention).
-	The fixed interest period ends after 1, 2, and/or 3 month(s) according to the interest basis; the fixed interest loan cannot be repaid during the fixed interest period.
-	Interest is due and payable on the expiry date of the fixed interest period.
-	After the expiry of the fixed interest period the fixed interest loan including interest becomes due for repayment.
Amount drawn down in the form of a fixed interest rate loan denominated in EUR
The loan may also be drawn down in the form of a fixed interest loan on a revolving basis in tranches of at least EUR 1,000,000.00 to be charged against the maximum amount. The following provisions shall apply to these amounts drawn down:
-	The fixed interest rate loan is administered under a separate account number.
-	The Borrower must request each disbursement of a fixed interest loan from the Bank at least two banking days prior to the relevant disbursement date. The disbursement date must be a banking day.
-
The fixed borrowing rate is the EURIBOR interest rate prevailing on the day the pricing is determined (two TARGET days prior to the disbursement date) that is applicable for the term of 1, 2 and/or 3 month(s) (interest basis) plus an annual margin of 1.75 percentage points. The Bank will notify the Borrower of the fixed interest rate determined.

-	The borrowing rate shall be at least 1.75 % p.a. irrespective of any change in the interest basis.
-	Interest is calculated on the basis of a year of 360 days taking into account the exact number of calendar days (euro day count convention).
-	The fixed interest period ends after 1, 2 and/or 3 month(s) according to the interest basis; the fixed interest loan cannot be repaid during the fixed interest period.
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-	Interest is due and payable on the expiry date of the fixed interest period.
-	After the expiry of the fixed interest period the fixed interest loan including interest becomes due for repayment.
Amounts drawn down in the form of a guarantee
The Bank shall accept sureties and guarantees on behalf of the Borrower — hereinafter collectively referred to as "guarantee commitments".
The credit facility may not be drawn down in the form of loan sureties and guarantees.
Guarantee commitments in a currency different to the agreement currency
The guarantee facility may also be drawn down by guarantee commitments in EUR.
Issuing of instruction
Amounts are drawn down as a guarantee by the Borrower issuing a guarantee instruction using a form provided by the Bank. If the wording of the guarantee commitment is specified by the Borrower or a third party, its content and any ambiguities are the responsibility of the Borrower; the Bank reserves the right to reject the wording of the guarantee commitment submitted by the Borrower or to revise it in consultation with the Borrower. If no wording is submitted in the guarantee instruction, the Bank will formulate, or have formulated, the wording for the guarantee commitment based on customary banking standards.
The Bank reserves the right to refuse to accept guarantee commitments on a case-by-case basis.
Guarantee Commission
1.55% p.a. for each guarantee commitment accepted under this agreement.
This guarantee commission is not payable for the granting of the Credit Facility but represents consideration for the individual guarantee commitment.
An additional processing fee, the amount of which is separately agreed upon acceptance, is invoiced for the preparation of each individual guarantee commitment.
Guarantee Commission for foreign guarantee commitments
1.55 % annually for each foreign guarantee commitment under this agreement, but at least EUR 95.00 per foreign guarantee commitment for each commenced quarter.
A foreign guarantee commitment is understood to be any surety or any guarantee not subject to German law. Sureties and guarantees subject to German law also fall under the definition of a foreign guarantee commitment,
(i)	which are not prepared in the German language and/or
(ii)	whose principal or beneficiary (guaranteed entity) has its registered office outside Germany and/or
(iii)	which is issued in foreign currency (i.e. not in EUR).
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This guarantee commission is not payable for the granting of the Credit Facility but represents consideration for the individual guarantee commitment.
In the case of foreign guarantee commitments, the Bank may also invoice separate processing fees, the amount of which is determined at its own discretion.
Other commissions and fees / calculation method
Commitment Fee
0.325% annually
The commitment fee is calculated on the loan amount not yet drawn down. The calculation commences on the day on which the lending relationship becomes binding.
Due date of commission payments
Commissions are invoiced and payable in arrears as the month end.
Due date of commission payments for foreign guarantee commitments
Commissions are invoiced and payable in arrears as the quarter end.
Calculation Method
Interest on loan amounts drawn down and commissions are calculated - unless otherwise stipulated - on the basis of a year of 360 days taking into account the exact number of calendar days (Euro day count convention)
Costs
The Borrower bears the costs necessary for the provision of any collateral and its later release, particularly legal and land registry costs. Furthermore, reimbursement of expenses incurred by the Bank is based, unless otherwise agreed, on the statutory provisions.
Current account agreement
The Bank is authorised to debit interest payable, principal repayments, guarantee commissions, fees and charges, any claim for the reimbursement of expenses and all other contractual and legal claims to the current account no. IBAN DE46 2105 0000 1001 0451 13 of the Borrower held at the Bank.
Taxes
All amounts owing by the Borrower under this Agreement are paid without withholding or deducting any amounts for or because of taxes or other charges (hereinafter collectively referred to as "taxes") unless the Borrower is required by law to withhold or deduct such taxes.
In the event that the Borrower or the Bank were to be required with respect to the payments to be made by the Borrower under this Agreement to withhold or deduct taxes, the Borrower is obliged with respect to each payment to be made by it
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to pay all such taxes to the competent authorities when they become due and demonstrate to the Bank that the tax payment has been made;
to indemnify and hold the Bank harmless from all such taxes;
to pay any additional amounts required so that the net amount remaining after such withholding or deduction is equivalent to the amount that would have to be paid without such withholding or deduction.
Precondition for drawing down the Credit Facility
The credit facility may only be drawn down if the legally effective provision of the agreed collateral is proven and the Bank has irrevocable access to the collateral and the following preconditions are met:
-	Credit Facility Agreement signed by the Borrower.
-	for guarantor AEGEAN Marine Petroleum S.A.: submission of the audited financial statements as at 31.12.2015 and, if already available, as at 31.12.2016 as well as a legal opinion.
-	for guarantor Aegean Marine Petroleum Network Inc.: submission of a legal opinion.
The Borrower is to provide the Bank with documents required for a drawdown no later than five banking days prior to the drawdown. All documents submitted must not give rise to any concerns from the Bank's perspective regarding the drawdown.
Term
Start
The Credit Facility Agreement enters into force upon its legally binding signature.
Term / Cancellation
The Credit Facility is made available until further notice, with a maximum term to 15.01.2018, i.e. the Credit Facility may be cancelled prior to this date - and prior to drawdown - at any time by both parties without prior notice and unconditionally. In the event that the Bank cancels, it shall take the Borrower's legitimate concerns into account.
Cancellation of the Credit Facility Agreement also includes any portion of the overdraft facility drawn down. The agreements reached in each case shall apply to the cancellation of the loans drawn down under the Credit Facility Agreement.
The term of the respective individual drawdowns is generally limited by the term of the Credit Facility Agreement. Exceptions thereto must be discussed on a case-by-case basis.
Obligation of the Borrower if the guarantee commitments continue after expiry/cancellation of the agreement and in the event of an expected drawdown
The provisions of this agreement continue to apply to the guarantee commitments und and letters of credit already accepted at the time of the cancellation or expiry of this Credit Facility Agreement. However, the Bank may — notwithstanding the claim for release under Section 775 of the German Civil Code (BGB) — request the Borrower to release it from the existing guarantee commitments. The Borrower is to provide collateral in the form of cash - in the respective foreign currency in the case of
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guarantee commitments and letters of credit denominated in foreign currency - up to the release date (Bank's claim becomes immediately due and payable). If collateral cannot be furnished in this manner, the Borrower is to provide a guarantee issued by a financial institution with an excellent credit standing in the amount of the guarantee commitment(s).
The Bank may debit the Borrower's current account until collateral in the amount of the guarantee commitments or letters of credit is received. The above-mentioned provisions apply accordingly where, in the Bank's view, the guarantee commitment may be potentially drawn down, if the assertion of the Bank's claim for reimbursement of expenses appears to be at risk.
Collateral
Guarantee in the amount of USD 25,000,000.00
Guarantor: Aegean Marine Petroleum Network Inc.
 together with a legal opinion.
Guarantee in the amount of USD 25,000,000.00
Guarantor: AEGEAN Marine Petroleum S.A., Akti Kondili 10,18545 Piraeus, Greece together with a legal opinion
The Credit Facility is initially granted without provision of any special collateral apart from the above-mentioned guarantee. Furthermore, the right to obtain subsequent collateral and the General terms and Conditions pledge based on the General Business Terms and Conditions remain unaffected.
The Borrower confirms that it has not provided any collateral whatsoever to other lenders for similar types of loans/credits or has had such provided by third parties.
It undertakes to the Bank
-	not to provide any collateral whatsoever for similar types of loans/credits (also not by means of recourse factoring) or to have such provided by third parties and
-	not to incur any liabilities that involve the providing of any form of collateral to other lenders for similar types of loans/credits, without it having previously or simultaneously and with the same ranking given the Bank a share in such collateral or having provided the Bank with collateral of an equivalent value.
Excluded from this is the securing of supplier credits through the retention of title and substitute assignments in line with the standard business practice applied in the industry sector. Also excluded are pledges and security interests of credit institutions in line with the standard business practice applied in the industry sector based on General Terms and Conditions.
Property, on which there is already a land charge in favour of the Bank, is not affected by this undertaking, unless the land charge solely secures claims other than those arising under this credit agreement.
The undertaking expires on the full satisfaction of the Bank's claims arising under this credit agreement.
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Other Agreements
It is understood that, if the "Global Facility" is reissued for the Aegean Group, the financing is made available in the future at the latest by the end of September 2017 either without specific collateral or equivalent collateral is provided to the Bank for this Credit Facility Agreement.
Cross Default:
The Borrower shall ensure that a "cross default" situation does not occur. Such a situation arises if the Borrower does not or is unable to meet its financial liabilities to third-party credit institutions / other third-party creditors on the due date - provided that such financial liabilities in total exceed an amount of USD 25,000,000.00 (or the equivalent value in another currency) - or third-party credit institutions / other third-party creditors demand or could demand immediate repayment of such financial liabilities due to an event of default.
General provisions for amounts drawn down in EUR
The credit facility may also be drawn down in EUR. The Bank may restrict the amounts drawn down in EUR, particularly with regard to limited refinancing options.
Charging to the Credit Facility
Amounts drawn down in EUR will be charged to the credit facility at the respective current, daily variable mean exchange rate (ECB reference rates — to the extent not published by the ECB — OTC rates).
Maximum amount exceeded due to changes in exchange rates
The full or partial drawdown of the credit facility in EUR may result in a drawdown that exceeds the maximum committed amount in USD due to movements in exchange rates (appreciation of the euro).
In such cases, the Borrower is required, at the Bank's request, to immediately repay the amount drawn down in excess of the maximum amount or — if the Borrower is not able to do this at short notice — to provide additional collateral deemed valuable by the Bank for the period during which the maximum amount is exceeded. The Bank's entitlement to repayment of the excess amount continues to exist even where additional collateral is provided. For purposes of calculating the excess amount, the loans drawn down in EUR must be converted into USD in accordance with the above provision.
In the event that the Borrower does not comply with a repayment request from the Bank, even after the expiry of an additional period granted to make such payment and/or the committed USD maximum amount may be exceeded even further as a result of movements in the EUR exchange rate, the Bank remains entitled to convert the amount drawn down in EUR into USD for future periods and charge any realised foreign exchange losses to the Borrower.
Payment in the agreement currency
For amounts drawn down in EUR the Borrower is to make all payments under this agreement in the currency agreed for the respective drawdown unless special arrangements have otherwise been agreed.
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The Bank is entitled to convert the amount drawn down into USD if the Borrower defaults on the repayment for reasons for which the Bank is not responsible.
Agreement on a Structuring Fee / Work Fee
In the negotiations regarding this agreement the Bank offered to the Borrower that, as part of the pricing, it would waive the agreement on a Structuring Fee and instead calculate a higher margin / higher commitment fee / higher guarantee commission. The Borrower has decided to pay the following one-off Structuring Fee instead of paying a higher margin / higher commitment fee / higher guarantee commission:
USD 52,500.00
Furthermore, it is agreed that the Borrower is to pay an annual Work Fee of USD 56,250.00 (22.5 bp) on 10th April of each year.
The fees are due 5 banking days after the conclusion of the agreement and are debited to the current account no. IBAN DE46 2105 0000 1200 0415 13 administered at the Bank.
The fees will not be refunded - nor in part - in the event of early repayment.
Final Provisions
EONIA
The EONIA interest rate - Euro OverNight Index Average - is determined by the European Central Bank on TARGET days, by 7pm, Brussels time, on the basis of real transactions as the weighted average rate for overnight lending in the interbank market and is published on the Thomson Reuters "EONIA" page or another page replacing this Thomson Reuters page. If no EONIA interest rate is determined, the EONIA interest rate shall be the arithmetic mean (rounded to three decimal places) of the interest rates offered in the interbank market as the average overnight rate by four leading credit institutions selected by the Bank for the day concerned.
EURIBOR
The EURIBOR interest rate is the percentage rate per annum displayed at 11am Brussels time on the Thomson Reuters EURIBOR 01 page for the term concerned or on another page replacing this Thomson Reuters page. In the event that no EURIBOR interest rate for the interest rate period in question covering full calendar months is displayed on the above Thomson Reuters page or on another page replacing the Thomson Reuters page, the EURIBOR interest rate shall be the arithmetic mean (rounded to three decimal places) of the interest rates offered at noon Brussels time by 4 (four) leading credit institutions selected by the Bank in the interbank market for euro deposits in this amount and for the respective period.
Federal funds rate
The federal funds rate, also called the federal funds target rate, is the interest rate that is published daily on the Thomson Reuters FEDFUNDU page or another page replacing this Thomson Reuters page. The federal funds rate is the key interest rate in the United States of America determined by the Federal Open Market Committee in the form of an interest rate or an interest rate range. The key interest rate is used as the target for overnight lending in the interbank market in the USA. If the
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federal funds rate is determined as an interest rate range, the rate at the top of the range is relevant for the federal funds rate quote.
LIBOR
LIBOR - LONDON Interbank Offered Rate - is the daily determined reference interest rate in the interbank market, which is fixed at 11am London time on each business for the maturity and currency concerned and is then published on the Thomson Reuters LIBOR 01 or 02 page or another page replacing the above-mentioned pages. In the event that no LIBOR interest rate for the respective period is published on this Thomson Reuters page or on another page replacing this page, the LIBOR interest rate shall be the arithmetic mean — rounded to five decimal points — of the interest rates offered at noon London time by four leading credit institutions selected by the Bank in the interbank market for deposits in US dollars in this amount and for the respective period.
Banking days / TARGET day
Banking days are all working days except Sundays and the 24th and 31st of December.
A TARGET day is any day on which payments may be settled via TARGET (Trans-European Real Time Gross Settlement Express Transfers System).
Business day
A business day is any day (except for Saturday and Sunday) on which commercial banks in London and the main financial centre for the currency concerned are generally open to the public.
Disclosure of Financial Condition
The Borrower is required to provide the Bank at any time with all information requested regarding its financial condition and to make available all necessary documents for the Bank to obtain a clear and timely view of the Borrower's financial condition and to be able to satisfy the requirements of the banking supervisory authorities. The disclosure obligation also applies to the financial condition of any third-party collateral provider, who furnishes personal collateral (e.g. guarantors).
During the term of the loan the Borrower shall regularly submit to the Bank the relevant documents, signed and dated in each case. This applies in particular to audited or certified annual financial statements together with the notes and management report as well as the consolidated financial statements together with the associated financial and/or audit reports.
Should it not be possible to submit the documents within six months after the end of the financial year, the Borrower shall initially provide the documents in draft form (e.g. draft annual financial statements, interim financial statements). In this case, the Borrower shall submit the final documents as soon as they become available, however not later than eight months after the end of the financial year.
Additional Documents
The following documents are also to be submitted on a regular basis:
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-
business reports that are signed with legally binding effect on a quarterly basis and interim financial statements where possible with a plan/actual and previous year comparison on the 15th of the second month following the end of the calendar quarter;

-	a current organisational chart once a year at the end of each financial year;
-	audited single entity financial statements of the borrowers;
-	audited consolidated financial statements of the guarantor, Aegean Marine Petroleum Network Inc.;
-	quarterly business reports of the guarantor, Aegean Marine Petroleum Network Inc.;
-
quarterly compliance certificate of Aegean Marine Petroleum Network Inc. with respect to the Aegean Marine Petroleum S.A. facility agreement of USD 1,000,000,000.00 dated September 16, 2015 proving that the covenants have been complied with. Reporting date is the relevant quarter end with a submission deadline of a maximum of 60 days after the quarter end.

Breach of the disclosure obligation, right to cancel on the part of the Bank
In the event that the Borrower or any third-party collateral provider, who furnishes personal collateral, does not meet its obligation to disclose his financial condition, the Bank shall be entitled to cancel the lending relationship on an exceptional basis in light of Section 18 (1) sentence 1 of the German Banking Act (KWG). In this regard, the Bank shall take the Borrower's legitimate interests into account.
Reporting, review, information
The Borrower must immediately inform the Bank of any legal and financial events capable of adversely affecting the lending relationship (e.g. changes in corporate relationships, risks arising from product liability and/or environmental damage, in the case of collateral: measures taken regarding assets serving as collateral). The Borrower is required to provide the Bank with all information requested at any time and to provide all documents necessary to review the agreed collateral.
The Bank shall be entitled to inspect public registers, land registers and title deeds at any time and to file an application for ordinary or certified copies and extracts of such at the Borrower's expense. Furthermore, the Bank may obtain information from the beneficiary, insurance companies, public authorities and other entities, in particular credit institutions, that it regards necessary for the purposes of assessing the lending relationship. Employees and agents of the Bank are entitled to inspect the business and collateral objects.
Communications
Declarations and notifications under or in connection with this agreement, subject to the provision regarding amendments and additions to this agreement, shall be submitted in writing in German by letter or telefax. All communications are deemed to be legally effective if the respective addressee has received them.
General reporting and information requirements, but not declarations of intent, can be met or submitted by e-mail.
Insofar as communications of the Bank are sent by e-mail, such e-mails are not encrypted and are also not provided with an electronic signature.
The Borrower may request the Bank in writing to change from unsecured e-mail procedures to secure e-mail procedures.
If a party no longer wishes to receive communications via e-mail, for instance for security reasons, it will accordingly inform the other party. Following receipt of such a notification, the parties will cease exchanging communications via e-mail. The Bank would like to expressly point out again the risks
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involved in transmitting data via unencrypted e-mails such as delays, loss of data, lack of confidentiality, falsification or viruses etc. The sender is only liable for any disadvantages suffered by the recipient as a result of this that are caused intentionally or by gross negligence.
The provisions in this clause relate particularly to e-mails sent by the Bank to recipients using the ampni.com domain or obast.de. The Borrower undertakes to immediately the Bank in writing if changes were to be made to the above-mentioned domain or e-mails are to be sent from now on to specifically designated e-mail addresses,
Severability Clause
In the event that provisions of this agreement are invalid or unenforceable in full or in part, become invalid or unenforceable at a later date or contain a loophole, the remaining provisions of this Agreement shall remain in force.
The following attached Appendices are essential parts of this Credit Facility Agreement:
-	Appendix 1 Sample Compliance Certificate
-	Appendix 2 Terms and conditions for the foreign documentary business
-	Terms and conditions for the guarantee transaction
-	The Bank's General Business Terms and Conditions
Acceptance of this contractual offer
This offer may be accepted up to 27.04.2017 (received by the Bank).
Following the expiry of the deadline set by the Bank for accepting this agreement, the declaration of acceptance submitted by the Borrower is deemed to be a new offer. The Bank may accept this offer without the need to declare such acceptance to the Borrower. The Borrower waives acknowledgement of receipt of the acceptance declaration.
Borrower's duties of cooperation with regard to the Bank's compliance with the requirements of the German Money Laundering Act (GwG)
Under the provisions of the GwG, the Bank is required to determine and record the beneficial owner in the business relationship with the Borrower. A beneficial owner is a natural person, who, for example, directly or indirectly owns or controls a significant interest (more than 25%) in the borrower; caused the borrower to conclude the credit agreement or benefits from the conclusion of such agreement.
Under Section 1 (6) in conjunction with Section 3 (1) no 3 the Bank is required to inquire as to whether the Borrower is acting for its own account or for the account of a third party. In the event that the Borrowing is acting on behalf of a third party, it must provide such party's name and address below:
……………………………………………………………………………………………………..
 Name and address of the different beneficial owner)
Otherwise, the Borrower is required to provide the Bank upon request — where applicable also with regard to a beneficial owner — all information requested and to make documentation available which the Bank needs to comply with its obligations under the GwG (Section 3 et seqq. GwG). To the extent there are subsequent changes to the information provided/documentation made available, the Borrower is required to immediately notify the Bank thereof.
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NOTICES REGARDING RISK
•	Currency risk
The Bank expressly points out that there are risks relating to possible foreign exchange rate fluctuations in the case of amounts drawn down in EUR. The Bank does not assume any liability in this regard.
All decisions made in connection with drawing down this loan in EUR are taken by the Borrower at his own risk.
•	Payment on the first demand under a surety or guarantee
Guarantees and sureties payable on first demand entail specific risks. The Bank expressly refers in this regard to the risk statement included in its terms and conditions for the guarantee business.
Declaration of the Borrower with regard to bank secrecy:
The Bank is entitled to transfer the loan to a third party for refinancing purposes as well as for the purposes of hedging the economic risk associated with the granting of the loan.
In this connection, the Borrower shall agree to the passing on of the information required for this. The same shall apply to the passing on of information to rating agencies for the purposes of preparing customer ratings. In this respect the Borrower shall exempt the Bank from the bank secrecy rules. Please refer to No. 29 of the General Business Terms and Conditions in this regard.
Rostock,	20.04.17	Hamburg, 20.04.2017

OBAST Bunkering & Trading GmbH		HSH Nordbank AG

/s/ Adrian Brosch	/s/ Mathias Berndt	/s/ illegible
Adrian Brosch Managing Director	Mathias Berndt Managing Director

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